Exhibit 99.1

MICROCLOUD HOLOGRAM INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on March 24, 2025

To the Shareholders of MicroCloud Hologram Inc:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an extraordinary general meeting (the “EGM”) of shareholders of MicroCloud Hologram Inc, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”). The EGM is to be held at Company headquarters located at Room 302, Building A, Zhong Ke Na Neng Building, Yue Xing Sixth Road, Nanshan District, Shenzhen, People’s Republic of China at 9:00 a.m., Beijing time, on Monday, March 24, 2025, and at any adjournment or adjournments thereof, for the following purposes:

Proposal 1

To consider and vote upon an ordinary resolution to effect a 40 to 1 share consolidation:

THAT, with the exact effective date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing these resolutions, every forty (40) issued and unissued Class A ordinary shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class A Shares”) be consolidated into one (1) share of Class A Share with a nominal or par value of US$0.8 each (each a “Consolidated Class A Share”), and such Consolidated Class A Share shall have the same rights and subject to the same restrictions as the Class A Shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”), and every forty (40) issued and unissued Class B Shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class B Shares”) be consolidated into one (1) share of Class B Share with a nominal or par value of US$0.8 each (each a “Consolidated Class B Share”), and such Consolidated Class B Shares shall have the same rights and subject to the same restrictions as the Class B Shares as set out in the Company’s M&A (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$10,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Class A Shares, and (ii) 100,000,000 Class B Shares;

TO US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares;

No fractional shares shall be issued in connection with the Share Consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Share Consolidation.

(the “Share Consolidation Proposal”);

Proposal 2

To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares,

TO US$400,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Consolidated Class A Shares by the creation of an additional 390,000,000 Consolidated Class A Shares, and (ii) 100,000,000 Consolidated Class B Shares by the creation of an additional 97,500,000 Consolidated Class B Shares (the “Share Capital Increase” or the “Share Capital Increase Proposal”.)

Proposal 3	To consider and vote upon an ordinary resolution:

THAT any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidation and the share capital increase and of administrative nature, including to determine the exact effective date of the Share Consolidation and the Share Capital Increase, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Share Capital Increase; the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the Share Consolidation and the Share Capital Increase; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization Proposal”).

Proposal 4

To consider and vote upon an ordinary resolution:

THAT adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 3.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the EGM.

Only shareholders of record at the close of business on February 19, 2025 are entitled to notice and to vote at the EGM and any adjournment or postponement thereof.

It is important that your shares are represented at the EGM. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the EGM in person, please vote your shares promptly by casting your vote via the Internet, or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the EGM, or by voting in person at the EGM.

If you plan to attend the EGM, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the EGM, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the EGM and vote in person.

February 24, 2025	By Order of the Board of Directors,

/s/ Wei Peng
Wei Peng
Chairman

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EGM OF MEMBERS TO BE HELD ON MARCH 24, 2025

This Notice and Proxy Statement are available online at http://ir.mcholo.com/index.php/index/index.html#.

MicroCloud hologram inc

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of MicroCloud Hologram Inc, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the EGM of Members (the “EGM”). The EGM will be held at our headquarters at 9:00 a.m., Beijing time, on Friday, March 24, 2025, and at any adjournment or adjournments thereof.

We will send or make these proxy materials available to shareholders on or about February 24, 2025.

GENERAL INFORMATION

Purpose of EGM

The purposes of the EGM are as follows:

Proposal 1

To consider and vote upon an ordinary resolution to effect a 40 to 1 share consolidation:

THAT, with the exact effective date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing these resolutions, every forty (40) issued and unissued Class A ordinary shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class A Shares”) be consolidated into one (1) share of Class A Share with a nominal or par value of US$0.8 each (each a “Consolidated Class A Share”), and such Consolidated Class A Share shall have the same rights and subject to the same restrictions as the Class A Shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”), and every forty (40) issued and unissued Class B Shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class B Shares”) be consolidated into one (1) share of Class B Share with a nominal or par value of US$0.8 each (each a “Consolidated Class B Share”), and such Consolidated Class B Shares shall have the same rights and subject to the same restrictions as the Class B Shares as set out in the Company’s M&A (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$10,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Class A Shares, and (ii) 100,000,000 Class B Shares;

TO US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares;

No fractional shares shall be issued in connection with the Share Consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Share Consolidation.

(the “Share Consolidation Proposal”);

Proposal 2

To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares,

TO US$400,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Consolidated Class A Shares by the creation of an additional 390,000,000 Consolidated Class A Shares, and (ii) 100,000,000 Consolidated Class B Shares by the creation of an additional 97,500,000 Consolidated Class B Shares (the “Share Capital Increase” or the “Share Capital Increase Proposal”.)

Proposal 3

To consider and vote upon an ordinary resolution:

THAT any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and the Share Capital Increase and of administrative nature, including to determine the exact effective date of the Share Consolidation and the Share Capital Increase, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Share Capital Increase; the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the Share Consolidation and the Share Capital Increase; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization Proposal”).

Proposal 4

To consider and vote upon an ordinary resolution:

THAT adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 3.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the EGM. The persons named on the proxy card shall be entitled to vote on such other matters in accordance with their judgment.

Who is entitled to vote at the EGM?

Holders of our Class A ordinary shares (the “Class A ordinary shares”) and Class B ordinary shares (the “Class B ordinary shares”), par value US$0.02 per share (collective, the “ordinary shares”) of record at the close of business on our record date of February 19, 2025, (the “Record Date”) are entitled to attend and vote at the EGM.

Each fully paid Class A ordinary share is entitled to one (1) vote on each matter properly brought before the EGM; each fully paid Clas B ordinary share is entitled to twenty (20) vote on each matter properly brought before the EGM. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the EGM.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the EGM or vote by proxy. Whether or not you plan to attend the EGM, to ensure your vote is counted, we encourage you to vote either by Internet with the control number on your Proxy Card or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the EGM. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our EGM is one or more members entitled to vote and present in person or by proxy representing not less than one-half of the votes attached to the then issued share capital of the Company throughout the EGM. If, within fifteen minutes from the time appointed for our EGM a quorum is not present, then the EGM will be adjourned (in accordance with the provisions of our existing articles of association) to the same time and place(s) seven days hence, or to such time and (where applicable) such place(s) as is determined by the Board in accordance with the provisions of our existing articles of association.

What are the votes required for each proposal?

●	For the Share Consolidation Proposal, the Board is seeking the affirmative vote of a simple majority of holders of our ordinary shares as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	For the Share Capital Increase Proposal and the Authorization Proposal, the Board is seeking the affirmative vote of a simple majority of holders of our ordinary shares as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	For the Adjournment Proposal, the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled), is required.

How do I vote?

Your shares may only be voted at the EGM if you are present in person or are represented by proxy. Whether or not you plan to attend the EGM, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked.

If the EGM is postponed or adjourned for any reason, at any subsequent reconvening of the EGM, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the EGM (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous EGM.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K furnished to the SEC.

OTHER MATTERS

Our Board is not aware of any business to come before the EGM other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the EGM, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

February 24, 2025	By Order of the Board of Directors

/s/ Wei Peng
Wei Peng Chairman